Exhibit 99.1

Alpha Tau Medical Ltd. Appoints Ruth Alon to its Board of Directors

JERUSALEM, March 21, 2022 (PRNEWSWIRE) – Alpha Tau Medical Ltd. (Nasdaq: DRTS), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced the appointment of Ms. Ruth (Ruti) Alon to its Board of Directors, effective immediately.

“We are pleased to welcome Ruti as the newest member of our Board of Directors,” said Uzi Sofer, Chief Executive Officer and Chairman of Alpha Tau. “Ruti’s extensive knowledge and experience advising healthcare companies through financial and strategic operations will be a tremendous asset to the Company. We are eager to have her on board and benefit from her insights into our corporate and clinical plan as we grow the Company.”

Ruti Alon added, “I have been following Alpha Tau from its inception, always believing in the technology and its potential. I am very excited to join the Company and its Board at this very important juncture, and I look forward to being part of bringing a more advanced technology to patients around the world suffering from a variety of solid tumors.”

About Ruti Alon

Ms. Alon is currently the founder and CEO of Medstrada. From 1997 and until December 24, 2016, Ms. Alon served as a general partner in Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and Chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then approximately 1,000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries (IATI), an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, R&D centers of multinational corporations and others. She currently serves on the boards of Vascular Biogenics Ltd (Nasdaq:VBLT), Moringa Acquisition Corp (NASDAQ:MACA), Treos Bio (privately held), Phoska BioPharma (privately held), Blue Tree Technologies (privately held), and Brainsgate (privately held) (as Chairperson). Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons.

About Alpha DaRT

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the source and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact:

IR@alphatau.com